EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2

Item 2	Date of Material Change January 8, 2013

Item 3
News Release

The news releases dated January 8, 2013 were disseminated through Marketwire’s combined Canadian and U.S. Investment Network, filed on the System for Electronic Document Analysis and Retrieval (SEDAR) and furnished to the U.S. Securities and Exchange Commission, and are attached as Exhibit “A” and Exhibit “B” to this report.

Item 4
Summary of Material Change

On January 8, 2013, Silver Standard Resources Inc. (“Silver Standard”) announced 2012 production at the Pirquitas mine in Jujuy, Argentina and provided production and cost guidance for 2013.

Also on January 8, 2013, Silver Standard announced the appointment of two additional directors, Mr. Gustavo Herrero and Mr. Steve Reid, to its Board of Directors.  The appointments are effective January 8, 2013, and bring the total number of directors on the Board to eight.  Silver Standard also announced the appointment of Alan N. Pangbourne as Senior Vice President, Projects, and the departure of Joe Phillips, Senior Vice President, Operations and Development.

Item 5	Full Description of Material Change See attached news releases.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information Not applicable.

Item 8	Executive Officer Keenan Hohol, VP Legal & General Counsel +1 (604) 637-6820

Item 9	Date of Report Dated at Vancouver, B.C., this 9th day of January, 2013.

Exhibit "A"

News Release

January 8, 2013	News Release 13–01

SILVER STANDARD PROVIDES 2012 PRODUCTION RESULTS AND ISSUES 2013 PRODUCTION AND COST GUIDANCE

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announced 2012 production at the Pirquitas mine in Jujuy, Argentina and provided production and cost guidance for 2013.

2012 Operating Highlights:

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Exceeded silver production guidance: Produced 8.6 million ounces of silver in 2012, exceeding the high-end of the guidance range. Produced 11.2 million pounds of zinc, near the high-end of 2012 guidance.

•	Delivered strong operating performance: Milled 4,433 tonnes per day, on average, during 2012, 11% above nominal design. Silver recovery averaged 76% during 2012.

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Created value: Drilled over 53,000 meters at Pirquitas during 2012, aggressively exploring the Cortaderas Breccia and Cortaderas Valley targets. Executed the Company’s sales strategy, signing sales agreements with smelters, improving margins and building a strong customer base for 2013.

“In 2012, our team delivered on its commitments,” said John Smith, President and CEO. “At Pirquitas, we exceeded the high-end of our silver production guidance range, producing a record 8.6 million ounces and delivered on our sales strategy. Exploration remains key to our business model, and we continue to focus on adding value through the drill bit. In the fourth quarter, we completed the Pitarrilla Feasibility Study, defining a mine with approximately 480 million ounces of reserves and producing 15 million ounces of silver per year on average during the first 18 years of a 32-year project.”

Summary of Mine Operating Statistics

		Q4 2012	Q3 2012	% Change
Total material mined	Kt	4,415	4,333	1.9%
Ore processed	Kt	417	404	3.2%
Silver mill feed grade	g/t	212	214	(0.9%)
Zinc mill feed grade	%	0.67	0.65	3.1%
Silver recovery	%	79.9	77.7	2.8%
Zinc recovery	%	42	39	7.7%
Silver produced	‘000 oz	2,268	2,163	4.9%
Zinc produced	‘000 lbs	3,176	2,770	14.7%
Silver ounces sold	‘000 oz	3,218	2,770	16.2%
Zinc pounds sold	‘000 lbs	2,731	2,152	26.9%
Note: Percent changes are calculated using rounded numbers presented in the table.

Mine Operations

During 2012, the Pirquitas mine produced a record 8.6 million ounces of silver. The mine produced 2.3 million ounces of silver during the fourth quarter, 4.9% quarter-on-quarter improvement reflecting higher average silver recoveries in the plant and higher mill throughput. The mine also produced 3.2 million pounds of zinc in the fourth quarter, bringing total zinc production to 11.2 million pounds for the year, near the high-end of the 2012 zinc production guidance range.

Approximately 417,000 tonnes of ore were milled at an average rate of 4,531 tonnes per day during the quarter, 13% above the plant’s nominal design. On an annual basis, the mill processed 4,433 tonnes per day during 2012.

Ore milled during the fourth quarter of 2012 contained an average silver grade of 212 g/t, in line with the 214 g/t reported for the third quarter. The average recovery rate for silver increased to 79.9% from 77.7% in the third quarter.

Outlook for 2013

Silver Standard’s estimated production and cost guidance for 2013 are as follows:

•	Produce and sell 8.2 to 8.5 million ounces of silver.
•	Produce over 20 million pounds of zinc.
•	Total cash cost of between $17.00 and $18.50 per silver ounce.
•	Capital expenditures of $25 million at Pirquitas, including approximately $15 million for a tailings facility expansion but excluding capitalized stripping costs.
•	Expenditures of $15 million for exploration across the Company’s portfolio.
•	Expenditures of $17 million for development.

Silver Standard plans to spend approximately $15 million on exploration in 2013. Of this, approximately $7 million is budgeted for exploration at our Mexican projects, with the balance mainly budgeted for Argentina and Peru. The Company may increase its exploration budget or redirect exploration spending in response to positive results.

The Company expects to spend a minimum of $17 million on development in 2013. Of this, approximately $8 million and $7 million will be incurred at the Pitarrilla and San Luis projects, respectively, in line with our goal of advancing these projects to construction decisions. Should construction decisions be made, development expenditures would increase significantly. Planned investments in advance of construction decisions include optimization, land acquisition, community agreements, permitting and financing.

John Smith, President and CEO of Silver Standard, commented on the Company’s 2013 guidance, “Following a strong 2012, we continue to focus on delivering strong and predictable results at Pirquitas. In the first half of the year we are moving from Phase 1 to Phase 2 of the San Miguel open-pit. Due to ore and stockpile sequencing, we plan to produce approximately 2 million ounces of silver in the first quarter of 2013 with production strengthening as we move through the year. At the same time, our team will continue with permitting, engineering and partnering activities at Pitarrilla. We remain focused on progressing towards a construction decision.”

Silver Standard is required to adopt the accounting standard IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” effective January 1, 2013. The Company estimates that the adoption of IFRIC 20 will result in the capitalization of approximately $24 million of mining costs in 2013 that will be amortized in subsequent periods.

Changes to the Presentation of Non-GAAP financial Measures

Commencing with its 2012 annual filings, Silver Standard plans to revise its non-GAAP “total cash cost” and “total production cost” disclosure methodology. Under the revised methodology, the Company will report total cash cost and total production cost on a “per payable ounce sold” basis, rather than on a per ounce produced basis as reported previously. Silver concentrate export duties that are being accrued but not paid will be reallocated to total cost to reflect their non-cash nature as the Company has an order in its favor against their payment.

Total cash cost will consist of the cost of inventory, third party smelting, refining and transportation and royalties less by-product credits. Total production cost will consist of total cash cost plus depreciation, depletion, amortization (including amortization of deferred stripping costs) and silver concentrate export duties. The divisor for both measures is payable silver ounces sold in the period.

The 2013 total cash cost guidance incorporates these changes.

Technical Disclosure

The scientific and technical data contained in this news release has been reviewed and approved by Andrew W. Sharp, BEng, FAusIMM, a Qualified Person under National Instrument 43-101 who has consented to having his name included in this news release. Mr. Andrew W. Sharp has been employed by the Company as Vice President, Technical Services, since September, 2011.

On December 17, 2012, we filed a technical report entitled “NI 43-101 Technical Report on the Pitarrilla Project, Durango, State, Mexico” in accordance with the requirements of NI 43-101 and in support of a feasibility study for the Pitarrilla project. A copy of the Technical Report is available under our profile on SEDAR at www.sedar.com.

For further information contact:

Investor Relations
N.A toll-free: (888) 338-0046
All others: (604) 484-8216
E-Mail: invest@silverstandard.com

Cautionary Note Regarding Forward-Looking Statements:

Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as; “expects”, “anticipates”, “plans”, projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of silver and other metals; future mining costs and cash costs per ounce of silver; the price of silver and other metals; the effects of laws, regulations and government policies affecting the Company’s operations or potential future operations; future successful development of the Company’s projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for silver and other payable metal produced by the Company; timing of production and the cash and total costs of production at the Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects including: future sales of the metals, concentrates or other products produced by the Company; and the Company’s plans and expectations for its properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, risks relating to: uncertainty of production and cost estimates for the Pirquitas mine, the Pitarrilla project and the San Luis project; future development risks, including start-up delays and operational issues; uncertainty in the Company’s ability to replace its mineral reserves; risks related to the Company’s ability to obtain adequate financing for its planned development activities and further exploration programs; fluctuations in spot and forward prices for silver, gold and base metals and certain other commodities; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent events in global financial markets; the future value of Pretium’s shares and the Company’s ability to monetize the full value of its interest in Pretium; counterparty and market risks related to the sale of the Company’s concentrates; changes in national and local legislation, taxation (including employee profit sharing arrangements), exchange controls or regulations and political or economic developments or changes in Argentina, Mexico, Peru, Canada, the United States or other countries where the Company holds assets or may carry on business; import and export regulations in Argentina, including potential export tax on production from the Pirquitas mine, that may impact cash flow, concentrate sales and importation of goods and services required for the Pirquitas mine; differences in U.S. and Canadian practices for reporting mineral resources and mineral reserves; uncertainty in the accuracy of mineral reserves and mineral resources estimates and in the Company’s ability to extract mineralization profitably; the Company’s ability to successfully acquire additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; the Company’s revenue being derived solely from the Pirquitas mine; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; risks related to reclamation activities on the Company’s properties; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks related to governmental regulations, including environmental regulations; risks related to anti-corruption laws; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to economically acquire the surface rights to certain of the Company’s exploration and development projects, and uncertainties due to past or present indigenous inhabitation of the Company’s properties; inadequate insurance or the Company’s inability to obtain insurance; civil disobedience in the countries where the Company’s properties are located; safety and security risks; actions required of the Company under human rights law; exchange rate fluctuations among the U.S. dollar and the currencies of the countries in which the Company operates (such as the Canadian dollar, Argentine peso, Peruvian sol and Mexican peso); increased competition in the mining industry for mining services, properties, equipment, qualified personnel and management; shortage of equipment or supplies, including as a result of local sourcing requirements; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; the Company’s ability to maintain adequate internal control over financial reporting; risks related to the Company’s adoption of IFRIC 20; tightened controls over the VAT collection process in Argentina; increased regulatory compliance costs related to the Dodd-Frank Wall Street Reform and Consumer Protection Act; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; risks related to claims and legal proceedings; potential difficulty in bringing or enforcing actions against the Company or its directors or officers outside the United States; risks related to the terms of the Company’s outstanding convertible notes, as well as other factors described in the Company's most recent Form 20-F filed with the U.S. Securities and Exchange Commission and Canadian regulatory authorities.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on what the Company’s management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. We cannot assure you that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect. Assumptions have been made regarding, among other things, the Company’s ability to carry on its exploration and development activities, the Company’s ability to meet its obligations under its property agreements, the timing and results of drilling programs, the discovery of mineral resources and mineral reserves on the Company’s mineral properties, the timely receipt of required approvals including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla project, the price of the minerals the Company produces, the costs of operating and exploration expenditures, the Company’s ability to operate in a safe, efficient and effective manner and the Company’s ability to obtain financing as and when required and on reasonable terms and its ability to continue operating the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors.

The disclosure included in this news release uses Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and Mineral Resources estimates are made in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

Cautionary Note Regarding Non-GAAP Measures:

The Company has included the non-GAAP financial measure, “total cash cost.” This measure has been revised from the Company’s previous presentation as described in this news release under the heading “Changes to the Presentation of Non-GAAP Financial Measures.” Although “total cash cost” is a common financial measure in the mining industry, it is a non-GAAP measure and it does not have a standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

All amounts reported in U.S. dollars.

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Exhibit "B"

News Release

January 8, 2013	News Release 13-02

SILVER STANDARD ANNOUNCES THE APPOINTMENT OF TWO NEW
BOARD MEMBERS AND MANAGEMENT CHANGES

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announced the appointment of two additional directors, Mr. Gustavo Herrero and Mr. Steve Reid, to its Board of Directors (“Board”). The Board approved the appointments to gain additional expertise in the oversight of operations and development activities in Mexico and South America, key areas of focus for the Company. The appointments are effective January 8th, 2013, and bring the total number of directors on the Board to eight.

Mr. Herrero is a resident of Buenos Aires, Argentina and is the Executive Director of the Latin America Research Center (LARC) for Harvard Business School, located in Buenos Aires. Prior to joining the LARC in 1999, he was the CEO of IVA S.A., Argentina's largest wool textile mill, and of Zucamor S.A./Papel Misionero S.A., Argentina's leading paper and packaging manufacturer. Mr. Herrero serves on the Board of Directors of Zucamor S.A. in Buenos Aires and of Mobile Financial Services Holding, a joint venture of Telefonica International and MasterCard, in Brussels. He sits on the advisory boards of business schools in Brazil, Venezuela, Peru and Argentina. He also sits on the advisory boards of the Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento (CIPPEC) and the Fundación Red de Acción Política (RAP), both non-governmental organizations in Argentina. Mr. Herrero holds an MBA from Harvard Business School, where he was a Fulbright Scholar, and a degree of Licenciado en Administración de Empresas from the Universidad Argentina de la Empresa.

Mr. Reid has over 35 years of international business experience, including senior leadership roles in Mexico and South America. He held the position of Chief Operating Officer of Goldcorp Inc. (“Goldcorp”) from January 2007 until his retirement in September, 2012. He also served Goldcorp as Executive Vice President, Canada and USA. Prior to joining Goldcorp, Mr. Reid spent 13 years at Placer Dome Inc. in numerous corporate, mine management and operating roles, including Country Manager for Canadian operations. Mr. Reid has also held leadership positions at Kingsgate Consolidated and Newcrest Mining Limited, where he was responsible for running operations throughout Asia and Australia. Mr. Reid holds a Bachelor of Science degree in Mineral Engineering from the South Australian Institute of Technology.

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The Chairman of the Board, Peter Tomsett, said “Mr. Herrero and Mr. Reid bring extensive business and mining skills to the Board as well as specific experience in Latin America. Their expertise will strengthen the Board's ability to oversee the Company as it continues to create shareholder value through the Pirquitas mine in Argentina and the development of other assets in Mexico and South America, and in particular as we move to a construction decision on the Pitarrilla project.”

Silver Standard also announced today the appointment of Alan N. Pangbourne as Senior Vice President, Projects, and the departure of Joe Phillips, Senior Vice President, Operations and Development. Mr. Pangbourne was most recently the Vice President Projects, South America, at Kinross Gold Corporation. Before this, he held a number of senior project roles at BHP Billiton Ltd. (“BHPB”), including President and Chief Operating Officer of Cerro Matoso, BHPB’s nickel business in Colombia. He was also the Projects Director for BHPB’s Uranium Division, which includes the Olympic Dam Expansion, and Project Manager for BHPB’s Spence copper project in Chile. Mr. Pangbourne holds a Bachelor of Applied Science (Extractive Metallurgy) and a Graduate Diploma in Mineral Processing from the Western Australian School of Mines.

John Smith, President and CEO commented: “As we start 2013, we are well positioned to move forward with our growth initiatives. Alan’s experience with large projects adds considerable capability to our team. Additionally, his background in operations and metallurgy further bolsters the Company’s executive capabilities. Joe joined the company in March 2010 and was instrumental in steering Pirquitas to predictable performance and the successful completion of the Pitarrilla Feasibility Study. We thank him for his service and wish him the best.”

SOURCE: Silver Standard Resources Inc.

Contact:
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 484-8216
E-mail: invest@silverstandard.com

Cautionary Notice Regarding Forward-Looking Statements:

Statements in this news release that are not historical fact are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively “forward-looking statements”). Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. See the Company’s most recent Form 20-F filed with the U.S. Securities and Exchange Commission and Canadian regulatory authorities for a discussion of these risks and uncertainties.

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The Company’s forward-looking statements are based on what the Company’s management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

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